Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730

January 14, 2009	Main Tel (713) 238-3000
Main Fax (713) 238-4888
Via EDGAR	www.mayerbrown.com

Maryse Mills-Apenteng	Robert F. Gray, Jr.
Division of Corporation Finance	Direct Tel (713) 238-2600
Securities and Exchange Commission	Direct Fax (713) 238-4600
100 F. Street, N.E.	rgray@mayerbrown.com
Washington, D.C. 20549
Re:	INX Inc. Registration Statement on Form S-3 File No. 333-156113
Dear Ms. Mills-Apenteng:
     On behalf of INX Inc. (“INX”), we submit in electronic form for filing the accompanying Amendment to the Registration Statement on Form S-3 (“Amendment”) of INX, together with Exhibits, marked to indicate changes from INX’s registration statement as filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2008 (the “Registration Statement”).
     The Amendment reflects the responses of INX to comments received from the Staff of the Commission (the “Staff”) in a letter from Maryse Mills-Apenteng, dated January 7, 2009 (the “Comment Letter”). We have carefully considered the Staff’s comments and our responses are set forth below. To facilitate the review, we have keyed our responses to the headings and numbered our comments based upon those used in the Staff’s comment letter, which we have reproduced in bold text. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Amendment. We are also delivering courtesy copies of the marked version of the Amendment to you and to Kevin Dougherty.
Selling Stockholders, page 5
1.	Please provide a materially complete description of the nature of the transaction(s) in which the selling shareholder, James H. Long, Chief Executive Officer and an affiliate of the company, acquired the shares to be resold. In your response, please include the date of each transaction, the number of shares, options or warrants acquired, and the material terms of each transaction.

In response to the Staff’s comment, INX has taken your comment and revised the Registration Statement accordingly in the Amendment.
Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

Mayer Brown LLP
Securities and Exchange Commission
January 14, 2009
Page
Item 16. Exhibits
Exhibits 5.1
2.	We note that the legality opinion provided by Mayer Brown LLP refers to the resale of up to 1,893,880 shares of your common stock. However, that number is inconsistent with the number of shares indicated by the pending registration statement. Please update the legality opinion as necessary or advise.

In response to the Staff’s comment, INX has filed an updated opinion of Mayer Brown LLP with the Amendment as requested.
     Item 17. Undertakings
3.	Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable, or tell us why you believe the undertaking is not required.

In response to the Staff’s comment, INX has provided the undertaking set forth in Item 512(a)(5)(i) of S-K in the Amendment.
     If you have any questions or require additional information, please do not hesitate to contact me at the above number.
Sincerely,
/s/ Robert F. Gray, Jr.
cc:	Kevin Dougherty Securities and Exchange Commission Brian Fontana INX Inc.

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